Exhibit 99.4

PRESS RELEASE

Papua New Guinea: TotalEnergies Takes Decisive Steps
Towards Final Investment Decision on Papua LNG

Paris, September 7, 2026 – TotalEnergies announces that Papua LNG has achieved major contractual and commercial milestones, marking decisive steps towards a Final Investment Decision. Thanks to the close cooperation with the authorities of Papua New Guinea and Papua LNG partners, the following key milestones have now been achieved:

▪	Completion of the EPC tendering process, with contract award recommendations now ready to be approved by the co-venturers. Since 2024, close to US$ 4 billion cost savings have been achieved through project design optimization (for example, developing an alternative upstream condensate scheme in synergy with PNG LNG) and rebidding EPC packages with an enlarged panel of Asian EPC contractors, bringing the project capital expenditure down to around US$ 14 billion.

▪	Decision made to maximize synergies for the benefit of the project by transferring the operatorship to ExxonMobil, operator of PNG LNG. TotalEnergies and ExxonMobil will ensure a safe and efficient transition of operatorship while maintaining continuity of project activities and ongoing commitments to the authorities and stakeholders. Together with the transfer of operatorship, in order to give to ExxonMobil a higher stake in the project, TotalEnergies will sell a 9.1% interest (post back-in of Kumul Petroleum) in the project to its Papua LNG partners, in proportion to their existing participating interests and will retain a 20% interest in the project, while maintaining its LNG offtake share of the project.

▪	Finalization of the Gas Agreement with the Government of Papua New Guinea taking into account this updated budget and optimization. The Gas Agreement signed in 2019 has been amended to ensure robust project economics, including in low cycle, while preserving the State’s long-term fiscal interests.

▪	Establishment of a LNG marketing joint venture between TotalEnergies and the PNG State-related entities represented by Kumul Petroleum Holdings Limited, to jointly commercialize 2.4 Mtpa from Papua LNG out of a total production of 5.6 Mtpa, thus supporting the project financing.

▪	Execution of a LNG offtake Heads of Agreement between TotalEnergies as a buyer and the parties of the LNG marketing joint venture as sellers, providing TotalEnergies with access to 1.5 Mtpa of LNG for its own global portfolio.

“These agreements mark decisive step towards the Final Investment Decision of Papua LNG. The transfer of operatorship enhances the project's value creation and competitiveness by leveraging the synergies with PNG LNG during construction and operations phases. Papua LNG will enable the Company to secure significant LNG volumes, strategically located to support energy supply diversification across fast-growing Asian markets,” said Patrick Pouyanné, Chairman and CEO of TotalEnergies. “I want to thank the Government of Papua New Guinea, led by Prime Minister James Marape, for its continuous support, instrumental in achieving these major milestones.”

Upon completion of the farm-down by TotalEnergies of part of its interest and exercise by the State of Papua New Guinea of its back-in right, TotalEnergies will hold a 20% interest in Papua LNG, alongside ExxonMobil (34.1%, operator), Santos (21.0%), ENEOS Xplora (2.4%), and Kumul Petroleum Holdings Limited and MRDC (22.5%).

About Papua LNG

Papua LNG is a natural gas production and liquefaction project located in Papua New Guinea that will monetize the gas resources of the Elk and Antelope fields in the Gulf Province.

The project is designed to produce 5.6 Mtpa of liquefied natural gas (LNG), primarily for Asian markets. Its development includes gas processing facilities, a pipeline connecting the fields to the liquefaction site and LNG infrastructure located near Port Moresby.

The project is now approaching the Final Investment Decision (FID). Papua LNG is expected to contribute to Papua New Guinea’s economic development by creating employment and local business opportunities, developing national skills and capabilities and supporting the growth of the country’s gas industry, while complying with applicable international environmental and social standards.

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About TotalEnergies

TotalEnergies is a global integrated multi-energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to providing as many people as possible with energy that is more affordable, more available and more sustainable. Present in around 120 countries, TotalEnergies places sustainable development at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

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